EXHIBIT 99.1

AMARC AND FREEPORT COMMENCE EXTENSIVE DRILLING AT THE
JOY COPPER-GOLD DISTRICT, BRITISH COLUMBIA

July 11, 2024 - Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV: AHR; OTCQB: AXREF) is pleased to announce that extensive core drilling has commenced at its 100% owned JOY Copper-Gold (“Cu-Au”) District (or “JOY” or the “District”) in north-central British Columbia (“BC”). The program’s goal is the discovery of porphyry Cu-Au deposits by wide-spaced drilling over eight large drill-ready sulphide mineralized systems clustered along a number of emerging mineralized trends (Figure 1). These trends resemble the 4 km-long northeast mineralized trend in the Kemess Mining District, located immediately adjacent to the south of the JOY tenure. Owned by Centerra Gold, the Kemess Mining District includes the Kemess North, Kemess Underground and Kemess East porphyry Cu-Au deposits.

The current program is fully funded by Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), which is earning-in to the JOY Project. Amarc continues as operator.

“We are very excited that the 2024 drilling program is fully underway at the JOY Cu-Au District with two drill rigs,” said President and CEO Dr. Diane Nicolson. “Our drilling and District-wide geological, geophysical and geochemical programs at JOY over the past two years are culminating in this discovery focused drilling program, which was designed in collaboration with the Freeport team.

Figure 1:  Large Scale Mineral System Trends Occur at JOY that Host the PINE, Canyon, Twins & Other Developing Targets

Key Deposit Scale Drill Targets

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Northwest Gossan (“NWG”). Is a new and exciting porphyry Cu-Au target that has never been drill tested. NWG is located at the northwest extremity of a possible 15 km mineralized trend that extends southeast toward the Gap and SWT Targets (Figure 1). NWG is characterized by several layers of intriguing technical evidence that indicate proximity to a porphyry Cu-Au system (see Amarc release May 2, 2024). The targeted sulphide system is outlined by a substantial 3.7 km2 Induced Polarization (“IP”) anomaly (>14mV/V) with coincident Cu, Au, Mo and Ag anomalies outlined in soils and rocks (Figure 2). Initial drill testing of NWG will focus primarily on a 1,500 m long and 500 m wide internal zone of higher (>20 mV/V) IP chargeability.

Figure 2:  Extensive NWG Porphyry Cu-Au Deposit Target is Ready to Drill Test

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PINE Trend. Drilling is also planned to advance important scale sulphide mineralized targets along this northeast striking 15 km trend, including at the at the PINE Deposit (6 km2), Canyon Discovery (5 km2), Twins Deposit Target (7 km2) and SWT Target (3 km2) as defined by Induced Polarization (“IP”) chargeability anomalies (Figure 1).

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PINE Deposit Target. Is characterized by a strike extension of Cu-Au mineralization of over 1,700 m, encountered from near surface to depth. This extent will be further tested this season laterally and to depth, following up on drilling intercepts such as 204 m of 0.42% CuEQ* (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag) and 105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 2.3 g/t Ag) (see Amarc release March 2, 2023).

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Canyon Deposit Target. Is where Amarc’s initial drilling discovered significant new porphyry Cu-Au mineralization. Extensions to the mineralization at this largely overburden covered target are currently being drill tested (Figure 3). Discovery drill hole intercepts included, for example, 96 m of 0.51% CuEQ* (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within 296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag) (see Amarc release March 2, 2023).

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Figure 3:  Canyon Cu-Au Discovery Mineralization

•	Twins Deposit Target. Initial widely-spaced exploration drilling completed by Amarc at this prospective target encountered widespread porphyry Cu-Au mineralization in drill holes, including 27 m of 0.29% CuEQ* (0.12% Cu, 0.30 g/t Au, 1.2 g/t Ag) and 204 m of 0.11% CuEQ (0.04% Cu, 0.14 g/t Au, 0.4 g/t Ag) (see Amarc release March 2, 2023). Further drilling is underway to test the significant exploration potential for another Cu-Au deposit discovery.

•	SWT Target. Drilling is planned at SWT to investigate the source of porphyry Au-Cu mineralization from six samples of near source float, five of which grade from 1.73 to 14.4 g/t Au with 0.07 to 0.24% Cu and the sixth sample grading 0.28 g/t Au and 0.02% Cu.

•	MEX Trend. Drilling is also planned at the South MEX and More MEX Targets within the north-northeast trending 6 km MEX Trend. South MEX is a >1.9 km2 open target. Drilling will follow up on an initial hole that intersected anomalous concentrations of Ag-Au(-Cu) (see Amarc release March 2, 2023) in a geological environment similar to that hosting the Kemess District porphyry Cu-Au deposits.

* Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag.

In addition to the many deposit scale targets noted above, the JOY District also hosts a high-quality pipeline of seven other Cu-Au targets located across the District where additional survey work is required to bring them up to a drill-ready status.

About Amarc Resources Ltd.

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC.  By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au Districts located in different prolific porphyry regions of southern, central and northern BC, respectively.  Each District represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts are located in proximity to industrial infrastructure – including power, highways and rail.

Freeport-McMoRan Mineral Properties Canada Inc. ("Freeport"), a wholly owned subsidiary of Freeport-McMoRan Inc. at JOY and Boliden Mineral Canada Ltd. ("Boliden"), an entity within the Boliden Group of companies at DUKE, can earn up to a 70% interest in each District through staged investments of $110 million and $90 million, respectively. Together this provides Amarc with potentially up to $200 million in non-share dilutive staged funding for these Districts. In addition, Amarc intends to solo drill the higher grade Empress Deposit in the IKE District allocating funds from its successful 2023 financing. Amarc is the operator of all programs.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits – such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE.  From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

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Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development.  We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration.  In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events.  All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

Qualified Person

Mark Rebagliati, P.Eng, a Qualified Person (“QP”) as defined by National Instrument 43-101, has reviewed and approved all technical and scientific information related to the JOY Project contained in this news release. Mr. Rebagliati is not independent of the Company.

Quality Assurance/Quality Control Program

Amarc drilled mostly NQ size core in 2022, except in the PINE Deposit area where the holes were drilled HQ core size and then reduced to NQ, typically around 200 m depth, to hole completion. Overall, 12% of the 2022 core drilled was HQ size. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from JOY along with surface rock samples were sent to Activation Laboratories Ltd. (Actlabs), Kamloops, Canada facility for preparation and analysis. During peak periods, samples were also prepared at Actlabs laboratories located in Timmins and Ancaster, Ontario.

At the preparation laboratory, the entire sample was dried, crushed to 80% passing 2 mm size, mechanically split (by riffle) to obtain a representative sample and then pulverized to at least 95% minus 105 microns (μm) (method RX1). The pulverized fraction was analyzed for Au at either the Actlabs, Kamloops, Timmins or Ancaster laboratory by fire assay fusion of a 30 g sub-sample with an ICP-OES finish (method 1A2-ICP). All samples were also analyzed with a multi-element ICP finish. For core, Cu, Ag and 58 additional elements were determined by 4-acid digestion of a 0.25 sub-sample followed by an ICP-OES and ICP-MS finish (method UT6) and for surface rocks, a 36 element, 4-acid digestion and ICP-OES finish method was used (method 1F2-Assay). Samples >10,000 ppm Cu by UT6 were also analyzed by assay grade 4-acid digestion ICP-OES. All multi-element and Cu ICP analysis was done at the Ancaster facility.

The three Actlabs facilities are ISO/IEC 17025 accredited. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch at the following rates for core: standards one in 20 regular samples, coarse reject duplicate splits one in 20 samples and blanks one in 80 regular samples, or once per drill hole. For surface rocks, a standard was inserted at a rate of one in 20 regular samples. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company’s website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

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Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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Figure 1:  Large Scale Mineral System Trends Occur at JOY that Host the PINE, Canyon,

Twins & Other Developing Targets

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Figure 2:  Extensive NWG Porphyry Cu-Au Deposit Target is Ready to Drill Test

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Figure 3:  Canyon Cu-Au Discovery Mineralization

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